Filed by Arogo Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Arogo Capital Acquisition Corp.

(Commission File No. 001-41179)

EON Reality Unveils Contextual AI and Knowledge AI Module in New Solutions

EON AI Assistant brings two new unique Artificial Intelligence offerings.

IRVINE, CA, January 20, 2023 – EON Reality, Inc. (“EON Reality”), a global leader in Virtual and Augmented Reality (“XR”) industry and education solutions powered by Artificial Intelligence (AI), announces the launch of its proprietary AI module, EON AI Assistant. EON AI Assistant is an innovative module which utilizes two unique AI technologies to provide a comprehensive and interactive learning experience.

The first form of AI technology EON AI Assistant utilizes is Contextual Artificial Intelligence (“Contextual AI”), which gives AI a full digital body, such that the AI-based avatars will have functional eyes, ears, legs and more. This means that simply by utilizing EON AI Assistant’s Contextual AI on their mobile phone, users will be able to experience several new features never before possible with artificial intelligence such as having the avatar guide and assist users in real-world tasks, like maintenance and repair, while providing real-time feedback. For example, in a factory setting, the avatar could assist workers with the proper operation of machinery and provide instructions for troubleshooting and maintenance. The avatar can even generate a report, which is called an EON Contextual AI Report, that includes lessons, plans, quizzes, and syllabi.

Contextual AI also means that EON AI Assistant can use context clues both in the real world (in AR mode) and in its digital environment to better understand what a user is asking for and provide the appropriate materials. Additionally, the avatar can see what a user is pointing their smartphone at, and deduce what objects or assets the user wants to learn about. Then, the avatar can walk over to the object, digitally interact with it, and both show and tell the user everything they need to know using images, spoken and written information, videos, interactions and more.

The second groundbreaking new AI technology EON AI Assistant utilizes is Knowledge Artificial Intelligence (“Knowledge AI”), which adds a unique layer on top of existing AI language models by training AI models with specific information for each segment. Knowledge AI will initially focus on academic studies. This module will also expand to include maintenance, repair, operation and support for corporations.

For example, a company could use Knowledge AI to train their customer service representatives on specific product knowledge, or a university could use it to create personalized study plans for students. The goal of Knowledge AI is to provide a more personalized and efficient way of acquiring knowledge, by providing tailored information to each individual user.

These two forms of AI technologies, Contextual AI and Knowledge AI, are capable of showing and telling users the information they want to know. Thanks to a full integration with EON Reality’s global network, EON AI Assistant has access to more than six million assets within its library of knowledge which grows with every passing day. Through these abilities, these solutions are able to save significant time for teachers, instructors, team leaders, or anyone else who needs to create content, while also providing an entertaining and educational experience for those who are simply curious about discovering new topics and information.

“EON AI Assistant, EON Reality's proprietary AI module, is set to revolutionize the way people learn and acquire knowledge by providing a more interactive and engaging experience,” says EON Reality Chairman, Founder and CEO Dan Lejerskar. “We are excited to see the impact it will have on various industries and look forward to continued advancements in AI-based learning.”

Since EON Reality is committing its resources on developing AI and XR as a way to better convey knowledge and create a multifaceted learning environment, it has decided not to proceed with other projects related to NFTs and blockchain technology development as previously announced.

About EON Reality

EON Reality is a leading company in Artificial Intelligence-powered Augmented and Virtual Reality-based experience creation for education and industry. EON Reality’s 25 years of existence and success are tied to its belief that knowledge is a human right and should be available, accessible, and affordable for every person on the planet. To carry this out, EON Reality developed and launched EON-XR, a SaaS-based platform dedicated to the democratization of XR content creation that brings code-free XR development and publishing to smartphones, tablets, laptops, and any other XR-focused devices. EON-XR and many of EON Reality’s other solutions can be used in devices of different sizes, in different shapes and at different types of locations: from hand-held mobile devices, to head-mounted displays, to large-scale screens, and even at mega-size facilities. EON Reality’s global network now comprises more than 1.8 million licenses who are collectively building a vast digital community in more than 100 locations. EON Reality has also created the world’s leading XR library for education and industry with access to at least 6 million assets and counting. For further information, visit www.eonreality.com.